06006339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 208

SEC FILE NUMBER
8- 44129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COKER, PALMER, PHILLIPS & MULLEN, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE
(No. and Street)

JACKSON (City) MS (State) 39216-4818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID COKER (601)354-0860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 AMSOUTH PLAZA (Address) JACKSON (City) MS (State) 39201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COKER, PALMER, PHILLIPS & MULLEN, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coker, Palmer, Phillips & Mullen, Inc.

We have audited the accompanying statements of financial condition of Coker, Palmer, Phillips & Mullen, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker, Palmer, Phillips & Mullen, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 24, 2006

COKER, PALMER, PHILLIPS & MULLEN, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2005	2004
CASH AND CASH EQUIVALENTS	$ 1,090,595	683,215
RECEIVABLE FROM AND DEPOSITS WITH CLEARING BROKER	123,836	118,956
OTHER ACCOUNTS RECEIVABLE	293,674	6,255
PREPAID EXPENSES	20,378	5,123
INVESTMENTS:		
Partnership interest - Note 8	231,357	232,398
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $296,251 in 2005 and $274,784 in 2004 - Note 1	106,204	64,776
	$ 1,866,044	1,110,723

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
LIABILITIES:		
Accounts payable	$ 31,362	76,463
Accrued expenses	787,506	50,808
Retirement plan contribution - Note 7	387	387
Income taxes payable - Note 4	87,111	-
Notes payable - Note 3	200,050	225,050
Deferred income taxes - Note 4	52,338	-
Total liabilities	1,158,754	352,708
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 1,000,000 shares authorized, 120,000 shares issued and outstanding - Note 6	1,200	1,200
Paid-in capital	182,256	88,072
Retained earnings	523,834	668,743
Total stockholders' equity	707,290	758,015
	$ 1,866,044	1,110,723

The accompanying notes are an integral part of these financial statements.

COKER, PALMER, PHILLIPS & MULLEN, INC.

STATEMENTS OF INCOME

	Year Ended December 31, 2005	2004
REVENUE:		
Commissions	$ 7,816,402	4,600,416
Investment income:		
Interest	6,043	6,665
Income from partnership investments - net - Note 8	134,732	81,221
	7,957,177	4,688,302
EXPENSES:		
Compensation and related expenses	6,097,627	3,275,521
Brokerage and clearing fees	739,419	516,395
Occupancy and management services	222,592	168,394
Communications	71,483	76,186
Quote services	178,130	145,666
Depreciation expense	21,468	20,781
Other operating expenses	312,734	179,140
	7,643,453	4,382,083
INCOME BEFORE INCOME TAXES	313,724	306,219
INCOME TAX EXPENSE - Note 4:		
Current portion	87,111	-
Deferred portion	52,338	-
	139,449	-
NET INCOME	$ 174,275	306,219

The accompanying notes are an integral part of these financial statements.

COKER, PALMER, PHILLIPS & MULLEN, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, December 31, 2003	$ 1,200	88,072	412,468	501,740
Net income for year	-	-	306,219	306,219
Distributions to stock-holders	-	-	(49,944)	(49,944)
BALANCES, December 31, 2004	1,200	88,072	668,743	758,015
Proceeds from issuance of common stock	240	111,798	-	112,038
Purchase of common stock	(240)	(17,614)	(94,184)	(112,038)
Net income for year	-	-	174,275	174,275
Distributions to stock-holders	-	-	(225,000)	(225,000)
BALANCES, December 31, 2005	$ 1,200	182,256	523,834	707,290

The accompanying notes are an integral part of these financial statements.

COKER, PALMER, PHILLIPS & MULLEN, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 174,275	306,219
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	21,468	20,781
(Income) from investment partnerships	(134,732)	(163,779)
Deferred income taxes	52,338	-
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker	(4,880)	(48,257)
Other accounts receivable	(287,419)	27,056
Prepaid expenses	(15,255)	(5,123)
Increase (decrease) in operating liabilities:		
Income taxes payable	87,111	-
Accounts payable and accrued expenses	691,597	(117,295)
Net cash provided by operating activities	584,503	19,602
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(62,896)	(37,873)
Purchase of investment partnership interest	-	(20,000)
Distribution from investment partnerships	135,773	50,308
Net cash provided (used) by investing activities	72,877	(7,565)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on notes payable	(25,000)	(25,000)
Distributions to stockholders	(225,000)	(49,944)
Proceeds from issuance of common stock	112,038	-
Purchase of common stock	(112,038)	-
Net cash used by financing activities	(250,000)	(74,944)
NET INCREASE (DECREASE) IN CASH	407,380	(62,907)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	683,215	746,122
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,090,595	683,215
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 12,711	20,377

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker, Palmer, Phillips & Mullen, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company clears its transactions on a fully disclosed basis through another broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. The securities transactions and the related commission revenue and expenses are recorded on trade date.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Security Transactions

Marketable securities are valued at market value. Gains (losses) on investment securities includes both realized and unrealized gains and (losses).

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the assets, five to seven years.

Income Taxes

The Company has been taxed as an S corporation under the provisions of the Internal Revenue Code from its inception until August 31, 2005. Under those provisions, the Company did not pay corporate income taxes on its taxable income. Instead, stockholders were liable for individual income taxes on their respective shares of the Company's taxable income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes - continued:

Effective September 1, 2005, the Company's S corporation status was terminated, resulting in the Company being subject to corporate income taxes on its taxable income for the period September 1, 2005 through December 31, 2005 and all subsequent years.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC insurance limit.

Securities transactions of customers are introduced to and cleared through a clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK - CONTINUED:

Receivables from and the deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - NOTES PAYABLE

Notes payable were as follows as of December 31, 2005 and 2004:

	2005	2004
Note payable, collateralized by all accounts, contract rights, chattel paper, general intangibles, equipment, and furniture and fixtures, due in semi-annual installments of $12,500 to be applied to principal and interest at 5.5%. The final payment of principal and interest, if not sooner paid, shall be due and payable on July 15, 2008.	$ 200,050	225,050

NOTE 4 - INCOME TAX MATTERS

The Company utilizes SFAS No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

The provision (benefit) for Federal and state income taxes consists of the following:

NOTE 4 - INCOME TAX MATTERS - CONTINUED:

	2005	2004
CURRENT INCOME TAXES:		
Federal income tax expense	$ 75,434	-
State income tax expense	11,677	-
	87,111	-
DEFERRED INCOME TAXES RELATED TO:		
Depreciation	37,745	-
Unrealized gain on partnership income	35,654	-
Accrued compensation to stockholders	(21,061)	-
	52,338	-
Total income tax expense	$ 139,449	-

The net deferred income tax liability results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

	2005	2004
DEFERRED TAX ASSET:		
Excess of accrued compensation payable to stockholders, expensed for financial purposes over tax expense allowable	$ 21,061	-
DEFERRED TAX LIABILITY:		
Excess of tax depreciation expensed over book depreciation expensed	(37,745)	-
Excess of unrealized gains on investments recognized for financial purposes over taxable amount	(35,654)	-
Net deferred tax liability	$(52,338)	-

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

NOTE 5 - NET CAPITAL REQUIREMENTS - CONTINUED:

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital of $164,479, which was $64,479 in excess of its required net capital of $100,000. At December 31, 2004, the Company had net capital of $449,463, which was $349,463 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was 6.73 to 1 and .78 to 1 at December 31, 2005 and 2004, respectively.

NOTE 6 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 7 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. Discretionary contributions in the amounts of $0 and $0, and elective contributions of $119,120 and $113,510 were made for the years ending December 31, 2005 and 2004, respectively.

NOTE 8 - RELATED PARTIES

In November 1998, the Company occupied an office building owned by a separate company that has common ownership with Coker, Palmer, Phillips & Mullen, Inc. There is no lease agreement. Rent paid for 2005 and 2004 was $123,410 and $116,398, respectively.

In February 1998, the Company organized a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized a second limited partnership, Tricolor Partners, Inc., that is also to invest funds in marketable securities

NOTE 8 - RELATED PARTIES - CONTINUED:

in June 2004. The Company is the general partner of both partnerships. The Company's interest in the partnerships is reported on the financial statements at an amount equal to the partners' capital account balance at December 31, 2005 and 2004 as follows:

	2005	2004
Balance per capital accounts at beginning of year	$ 232,398	98,927
Contribution to capital	-	20,000
Allocable share of partnership income for the year	134,732	163,779
Distributions during the year	(135,773)	(50,308)
Capital balances at end of year	$ 231,357	232,398

The partnerships' income recognized has been reported net of expenses directly related to the income incurred in the Company's role as general partner as follows:

	2005	2004
Gross income	$ 134,732	163,779
Less expenses incurred directly related to the partnership income	-	(82,558)
Net income realized	$ 134,732	81,221

NOTE 9 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 8).

The Company also leases office space under an operating lease that expires December 31, 2008.

The following is a schedule detailing future minimum lease payments:

Year ended December 31:	
2006	$ 122,619
2007	122,619
2008	122,619
	$ 367,865

NOTE 10 - MAJOR CUSTOMER

For the year ended December 31, 2005, two major customers generated approximately 35% of the Company's commission revenue. During the year ended December 31, 2004, one major customer generated approximately 20% of the Company's commission revenue.

NOTE 11 - PENDING LITIGATION

The Company has been named in an arbitration case by another National Association of Securities Dealers (NASD) member firm claiming a violation of an employment agreement by two of their former employees that are now employed by the Company. It is the opinion of management that this claim is without merit and the Company intends to vigorously defend itself against this claim. As of December 31, 2005, the case is currently pending before an NASD arbitration panel. No amount has been accrued in these financial statements since the outcome of this matter is uncertain, and since the resulting liability, if any, cannot be determined. However, it is at least reasonably possible that a liability could result in the near term.

SUPPLEMENTAL INFORMATION

COKER, PALMER, PHILLIPS & MULLEN, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

STOCKHOLDERS' EQUITY:			
Capital stock outstanding			$ 1,200
Additional paid-in capital			182,256
Retained earnings			523,834
Deferred income taxes			52,338
			759,628
DEDUCTIONS:			
Non-allowable assets:			
Furniture and equipment		$ 106,204	
Non-public partnership interest	$ 231,357		
Less: Accrued expenses directly related to income accrued to partnership interest	(56,464)		
		174,893	
Receivables from non-customers		293,674	
Prepaid expenses		20,378	
			595,149
Net capital before haircuts on securities positions			164,479
Less: Haircuts			-
Net capital			164,479
AGGREGATE INDEBTEDNESS:			
Accounts payable and accrued expenses		906,366	
Notes payable		200,050	
		1,106,416	
MINIMUM CAPITAL REQUIREMENTS (6.67% of $1,106,416 subject to a minimum capital of $100,000)			100,000
Capital in excess of minimum requirement			$ 64,479
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			6.73 to 1%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005):			
Net capital, as reported in Company's Part II (unaudited) Focus Report -as amended			$ 164,479
Net capital as computed above			$ 164,479

OTHER SCHEDULES
DECEMBER 31, 2005

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Coker, Palmer, Phillips & Mullen, Inc.

In planning and performing our audit of the financial statements of Coker, Palmer, Phillips & Mullen, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Coker, Palmer, Phillips & Mullen, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons.

(2) Recordation of differences required by Rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but

not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and any related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Halliday Reed Barker & Calhoun PLLC

February 24, 2006